UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Sucampo Pharmaceuticals, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01

(Title of Class of Securities)

864909106

(CUSIP Number)

David A. Rivard, Esquire

McGuireWoods LLP

800 East Canal Street

Richmond, VA 23219

(804) 775-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 25, 2018

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS. Sachiko Kuno I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS. SK Impact Fund, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 47-4914300
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION District of Columbia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

Explanatory Note: This Amendment No. 3 amends and supplements the Schedule 13D originally filed by the undersigned with the Securities and Exchange Commission on December 29, 2016, as previously amended on September 28, 2017 and January 3, 2018 (“Amendment No. 2”). Capitalized terms used in this Amendment No. 3 and not defined herein have the respective meanings assigned to such terms in the Schedule 13D, as amended.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)	The number and percentage of Shares beneficially owned by the Reporting Persons is provided in Items 11 and 13 of each of their respective Cover Pages and is incorporated herein by reference. The number of Shares beneficially owned by the Listed Persons is set forth on Schedule A and is incorporated herein by reference.

(b)	Not applicable.

(c)	On December 29, 2017, the Foundation received a donation of 12,500 Shares from a third party. On January 25, 2018, the LLC transferred 2,000,000 Shares to the Foundation in a bona fide gift transaction. On February 13, 2018, all 5,137,344 Shares held by the LLC and all 2,012,500 Shares held by the Foundation, which Dr. Kuno disclaims beneficial ownership of, were accepted for payment by Sun Acquisition Co., a Delaware corporation (“Purchaser”), upon the expiration of the tender offer (the “Tender Offer”) conducted by Purchaser pursuant to the terms of the Agreement and Plan of Merger, dated as of December 26, 2017, among the Issuer, Mallinckrodt plc, an Irish public limited company (“Parent”), and Purchaser, a wholly owned subsidiary of Parent, whereby Purchaser offered to purchase each outstanding Share at a purchase price of $18.00 per share in cash, subject to any required withholding of taxes and without interest.

The Reporting Persons have otherwise engaged in no transactions since Amendment No. 2. Any transactions engaged in by the Listed Persons since Amendment No. 2 are described on Schedule A and incorporated herein by reference.

(d)	Not applicable.

(e)	The Reporting Persons ceased to be beneficial owners of more than five percent of the Shares as of February 13, 2018.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2018

/s/ Sachiko Kuno
Sachiko Kuno

SK IMPACT FUND, LLC

By:	/s/ Sachiko Kuno
Name:	Sachiko Kuno
Title:	Manager

Schedule A

Name	Position and Present Principal Occupation	Shares Beneficially Owned

Kei Tolliver	Secretary and Treasurer, SK Impact Fund, LLC Founder, Kei S. Tolliver Law, LLC	0

Ms. Tolliver is a citizen of Japan.

The principal business address for Ms. Tolliver is 2001 L Street, NW, Suite 750, Washington, DC 20036.

On February 13, 2018, Purchaser accepted for payment all 1,800 Shares held by Ms. Tolliver pursuant to the terms of the Tender Offer.